Exhibit 99.2

IMRIS Executive Vice Presidents of Global Sales and Global Customer Service Leave the Company

MINNEAPOLIS, MN, May 19, 2015 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) today announced that Mike Fritts, Executive Vice President, Global Customer Service, and Mark Reade, Executive Vice President, Global Sales, have left the Company.  Mr. Fritts departed effective May 15, 2015 and has served as IMRIS' EVP of Global Customer Service since 2013.  Mr. Reade departed effective May 16, 2015 and has served as IMRIS' EVP of Global Sales since 2010.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by leading medical institutions around the world. For more information, visit www.imris.com.

Forward-Looking Statements
This press release may contain or refer to forward-looking information based on current expectations.  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "may", "expect", "believe", "prospective", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts.  These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results.  These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information: Jeffery Bartels, Director - Finance, IMRIS Inc., Tel: 763-203-6328, Email: jbartels@imris.com

CO: IMRIS Inc.

CNW 07:01e 19-MAY-15